July 5, 2024

Jiaqi Hu
Chief Executive Officer
Julong Holding Ltd
Room 2009, Building A, Times Fortune World
No.1 Hangfeng Road, Fengtai District
Beijing, China 100070

       Re: Julong Holding Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 14, 2024
           CIK No. 377-07189
Dear Jiaqi Hu:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
May 16, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to prior comment 3 and reissue it in part. Please further revise your disclosure here and on page 9 to clearly state whether any transfers, dividends, or distributions have been made to date between the holding company and investors.
       Additionally, please provide a cross-reference to the consolidated financial statements.
2. We note your response to prior comment 5 and reissue it in part. Please further revise here and page 10 of the prospectus summary to clearly discuss whether there are any limitations on your ability to transfer cash to investors. Additionally, please provide a cross-reference to your discussion of this issue in your summary risk factors, and risk
 July 5, 2024
Page 2

       factors sections, as well.
3. Please revise your statement that "the legal and operational risks associated with our operations in the PRC apply to its operations in Hong Kong only to the extent applicable"
       to delete the phrase "only to the extent applicable."
Prospectus Summary
Corporate History and Structure, page 3

4. Please include a footnote to the diagram indicating that Mr. Hu, your chief executive officer, owns 96% of Datongyi Holding Limited.
Risks Related to Doing Business in China, page 7

5.     We note your revised disclosure on page 5 in response to prior comment
9. Please revise
       to instead include this disclosure in bulleted format under the section captioned "Risks
       Related to Doing Business in China." Additionally, please revise here to ensure that each summary risk factor in this section is accompanied with specific cross-references to the title of the more detailed discussion of these risks in the registration statement. Where you state that the "Chinese government exerts substantial influence over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals," please revise to include the fact that the Chinese government may also exert more control over foreign investment in
       China-based issuers, and that all such exertions of control by the Chineses government could result in a material change in your operations and/or the value of the securities you are registering for sale.
Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 10

6. We note your response to prior comment 10 and reissue it in part. Please revise to state affirmatively whether you have received all requisite permissions or approvals to offer the securities being registered to foreign investors. In this regard, we note your representation confirming the negative, that you "have not been requested to obtain or denied any license or permission from any government authority in China in connection with our operations or this offering as of the date of this prospectus." Additionally, please disclose whether all conclusions in this section are based on the opinion of counsel and, if not, why that is the case and the basis for such conclusions. As an example only, we note your representation that you "believe that laws and regulations currently effective in Hong Kong have no impact on our business or our ability to complete this offering"; please provide the basis for this conclusion given that you appear to have registered subsidiaries in Hong
       Kong. Lastly, we note your disclosure that you cannot assure investors
that you    will be
       able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are
       not required.    Please revise this disclosure to further articulate the
consequences to you
       and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Make conforming changes in your risk factors.
 July 5, 2024
Page 3

Risk Factors
Our post-offering memorandum . . ., page 58

7. We note your response to prior comment 16 and reissue it. Please revise this risk factor to discuss the risk that the forum provision will result in increased costs to investors of bringing claims under the federal securities laws.
Capitalization, page 62

8. Please explain to us why you are no longer presenting on a pro forma and pro forma as adjusted basis separate line items for each of Class A and Class B ordinary shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating activities, page 74

9. Refer to your response to prior comment 20. It appears the content of your response prior to "Trend Information" is useful information to investors regarding the negative operating cash flows for fiscal 2023 in compliance with the guidance cited in the comment. Please include such disclosure. Also, provide disclosure for fiscal 2022 similar to the first paragraph of the response, with analysis of material variance between the periods.
       Additionally, consider further analysis of material components regarding cash paid/used for other operating activities and variances between periods, as this appears to be a material factor. Further, you state in the response the decrease in operating cash flow was driven principally by an increase in contract assets. Please explain how and why this affected operating cash between the periods.
10. Within "Trend Information" you state that although turnover days for accounts receivable and contract assets improved in fiscal 2023 compared to fiscal 2022 the long turnover days for contract assets affected your liquidity. Please discuss whether this contributed to the decrease in operating cash for fiscal 2023 compared to fiscal 2022 and, if so, how and why. You also state the long payment term for engineering solutions of intelligent projects caused negative cash flows from operations for fiscal 2023. Since it appears these long payment terms also existed in fiscal 2022, clarify why the effect is more detrimental to fiscal 2023 than fiscal 2022.
Business
Our Suppliers, page 97

11. We note your response to prior comment 23 and reissue it in part. Please revise here and in the section captioned "Our Customers" to discuss the term and termination provisions of your customer and supplier contracts.
Related Party Transactions, page 121

12. We note your response to prior comment 24. Please update this section to reflect all related party transactions that occurred since the beginning of the three preceding fiscal years up to the date of the registration statement. In this regard, we note that you deleted the reference to providing disclosure for the 2021 fiscal year, however this disclosure appears to be required. Refer to Item 4(a) of Form F-1 and Item 7.B. of
       Form 20-F.
 July 5, 2024
Page 4

General

13. We note your response to prior comment 31 that you have "updated the disclosure on pages 29, 89 and 100 of the Revised Draft Registration Statement to the date hereof accordingly." However, page 89 does not appear to have been updated as of the date of the prospectus. In this regard, we note the disclosure states that you "owned 20 patents and 28 software copyrights as of September 30, 2023 (emphasis added)." Please revise accordingly.
       Please contact Scott Stringer at 202-551-3272 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Yang Ge